As filed with the Securities and Exchange Commission on October 12, 2016.

Registration Nos.:
333-81141
811-09395

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   ☒

Post-Effective Amendment No. 27
and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   ☒
Amendment No. 28

THIRD AVENUE VARIABLE SERIES TRUST

(Exact name of Registrant as Specified in Charter)

622 Third Avenue, New York, New York 10017
(Address of Principal Executive Offices including Zip Code)

(toll-free) (800) 443-1021, (212) 888-5222
(Registrant’s Telephone Number, including Area Code)

Please send copies of communications to:

W. James Hall III Third Avenue Management LLC 622 Third Avenue New York, New York 10017	Richard T. Prins, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036

(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

☒   Immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1.	Facing Sheet of the Registration Statement
2.	Part C to the Registration Statement (including signature page)
3.	Exhibit (e) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed to 1) file a Distribution Agreement as Exhibit (e) to Item 28 of Part C to Form N-1A (the “Registration Statement”) 2) file updated information to Item 32(a) and Item 32(b) to Part C to this Registration Statement and 3) supplement and replace any contrary information associated with, and any references in the Registration Statement to, M.J. Whitman, LLC (the “Distributor”) with Foreside Fund Services, LLC (the “Distributor”) and, where no longer applicable, remove any references to M.J. Whitman, LLC (the “Distributor”).

Part A and B of Post-Effective Amendment No. 26 to the Registration Statement filed on May 6, 2016 pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), as amended or supplemented to date pursuant to Rule 497 under the 1933 Act, are incorporated by reference herein.

2

PART C - OTHER INFORMATION

ITEM 28. EXHIBITS

(a)	(1)	Agreement and Declaration of Trust and Certificate of Trust are incorporated by reference to Exhibit (a)(1) to the Registrant’s Registration Statement on Form N-1A, file no. 333-81141 (the “Registration Statement”), filed on June 21, 1999.

(2)	Designation of Subtrust for Third Avenue Value Portfolio is incorporated by reference to Exhibit (a)(2) to the Registration Statement filed on June 21, 1999.

(b)	By-Laws are incorporated by reference to Exhibit (b) to the Registration Statement filed on June 21, 1999.

(c)	Reference is made to Articles V and VI of the Trust’s Agreement and Declaration of Trust.

(d)	Investment Advisory Agreement between Third Avenue Variable Series Trust on behalf of Third Avenue Value Portfolio and Third Avenue Management LLC dated August 8, 2006 is incorporated by reference to Exhibit (d)(1) to Post-Effective Amendment No. 10 to the Registration Statement filed on April 20, 2007.

(e)	Distribution Agreement between Third Avenue Variable Series Trust and Foreside Fund Services, LLC dated October 1, 2016 is filed herewith.

(f)	Not applicable.

(g)	(1)	Custody Agreement between Third Avenue Variable Series Trust and Custodial Trust Company is incorporated by reference to Exhibit (g) to Pre-Effective Amendment No. 1 to the Registration Statement filed on September 10, 1999.

	(2)	Amendment to Custody Agreement with respect to foreign custody matters dated February 27, 2002 is incorporated by reference to Exhibit (g)(1) to Post-Effective Amendment No. 4 to the Registration Statement filed on April 10, 2002.

	(3)	Foreign Custody Manager Agreement dated February 27, 2002 between Third Avenue Variable Series Trust and Custodial Trust Company is incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 5 to the Registration Statement filed on April 15, 2003.

	(4)	Consent to Assignment of Custody Agreement effective as of June 15, 2009 is incorporated by reference to Exhibit (g)(4) to Post-Effective Amendment No. 14 to the Registration Statement filed on April 27, 2010.

(h)	(1)	Services Agreement between Third Avenue Variable Series Trust and PNC, Inc. is incorporated by reference to Exhibit (h)(1) to Pre-Effective Amendment No. 1 to the Registration Statement filed on September 10, 1999.

	(2)	Administration Agreement between Third Avenue Variable Series Trust and Third Avenue Management LLC dated August 8, 2006 is incorporated by reference to Exhibit (h)(1) to Post-Effective Amendment No. 10 to the Registration Statement filed on April 20, 2007.

	(3)	Sub-Administration Agreement between Third Avenue Management LLC and PNC Inc. dated August 8, 2002 is incorporated by reference to Exhibit (h)(2) to Post-Effective Amendment No. 5 to the Registration Statement filed on April 15, 2003.

(i)	Opinion and Consent of Counsel is incorporated by reference to Exhibit (i) to Pre-Effective Amendment No. 1 to the Registration Statement filed on September 10, 1999.

(j)	Consent of Independent Auditors is incorporated by reference to Exhibit (j) to Post-Effective Amendment No. 25 to the Registration Statement filed on April 25, 2016.

(k)	Not applicable.

(l)	Not applicable.

(m)	Not applicable.

(n)	Not applicable.

(o)	Not applicable.

(p)	Amended Code of Ethics is incorporated by reference to Exhibit (p)(1) to Post-Effective Amendment No. 12 to the Registration Statement filed on April 17, 2009.

Other Exhibits

(q)	Power of Attorney is incorporated by reference to Exhibit (q) to Post-Effective Amendment No. 25 to the Registration Statement filed on April 25, 2016.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT.

Not applicable.

ITEM 30. INDEMNIFICATION.

Reference is made to Article IV of the Registrant’s Trust Instrument.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust’s Trust Instrument, its By-Laws or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER.

Third Avenue Management LLC, 622 Third Avenue, New York, New York 10017, provides investment advisory services to investment companies. Reference is made to the caption “Investment Adviser” in the Prospectus constituting Part A of this Registration Statement and “Management of the Trust” in the Statement of Additional Information constituting Part B of this Registration Statement.

Listed below are the directors and officers of Third Avenue Management LLC:

NAME AND POSITION WITH THIRD AVENUE MANAGEMENT LLC	POSITION WITH OTHER COMPANY

DAVID RESNICK President

VINCENT J. DUGAN	M.J. WHITMAN LLC
Treasurer, Chief Financial Officer, Chief Operating Officer	Treasurer and CFO

W. JAMES HALL III	M.J. WHITMAN LLC
President, General Counsel and Secretary	General Counsel and Secretary

JOSEPH REARDON
Chief Compliance Officer

MICHAEL BUONO	M.J. WHITMAN LLC
Controller	Controller

ITEM 32. PRINCIPAL UNDERWRITERS.

(a)           Foreside Fund Services, LLC (the “Distributor”) serves a sprincipal underwriter for the following investment companies registered under the Investment Company Act of 1940, as amended:

1.	ABS Long/Short Strategies Fund
2.	Absolute Shares Trust
3.	AdvisorShares Trust
4.	American Beacon Funds
5.	American Beacon Select Funds
6.	Archstone Alternative Solutions Fund
7.	Ark ETF Trust
8.	Avenue Mutual Funds Trust
9.	BP Capital TwinLine Energy Fund, Series of Professionally Managed Portfolios
10.	BP Capital TwinLine MLP Fund, Series of Professionally Managed Portfolios
11.	Braddock Multi-Strategy Income Fund, Series of Investment Managers Series Trust
12.	Bridgeway Funds, Inc.
13.	Center Coast MLP & Infrastructure Fund
14.	Center Coast MLP Focus Fund, Series of Investment Managers Series Trust
15.	Context Capital Funds
16.	CornerCap Group of Funds
17.	Corsair Opportunity Fund
18.	Direxion Shares ETF Trust
19.	Eaton Vance NextShares Trust
20.	Eaton Vance NextShares Trust II
21.	Evanston Alternative Opportunities Fund
22.	Exchange Listed Funds Trust (f/k/a Exchange Traded Concepts Trust II)
23.	FEG Absolute Access Fund I LLC
24.	FlexShares Trust
25.	Forum Funds
26.	Forum Funds II
27.	FQF Trust
28.	FSI Low Beta Absolute Return Fund
29.	Guiness Atkinson Funds

30.	Henderson Global Funds
31.	Horizon Spin-off and Corporate Restructuring Fund, Series of Investment Managers Series Trust (f/k/a Liberty Street Horizon Fund)
32.	Horizons ETF Trust
33.	Infinity Core Alternative Fund
34.	Ironwood Institutional Multi-Strategy Fund LLC
35.	Ironwood Multi-Strategy Fund LLC
36.	John Hancock Exchange-Traded Fund Trust
37.	Lyons Funds
38.	Manor Investment Funds
39.	Miller/Howard Funds Trust
40.	Miller/Howard High Income Equity Fund
41.	Moerus Worldwide Value Fund, Series of Northern Lights Fund Trust IV
42.	Montage Managers Trust
43.	Palmer Square Opportunistic Income Fund
44.	PENN Capital Funds Trust
45.	Performance Trust Mutual Funds, Series of Trust for Professional Managers
46.	Pine Grove Alternative Institutional Fund
47.	Plan Investment Fund, Inc.
48.	PMC Funds, Series of Trust for Professional Managers
49.	Quaker Investment Trust
50.	Ramius Archview Credit and Distressed Feeder Fund
51.	Ramius Archview Credit and Distressed Fund
52.	Recon Capital Series Trust
53.	Renaissance Capital Greenwich Funds
54.	RMB Investors Trust (f/k/a Burnham Investors Trust)
55.	Robinson Opportunistic Income Fund, Series of Investment Managers Series Trust
56.	Robinson Tax Advantaged Income Fund, Series of Investment Managers Series Trust
57.	Salient MF Trust
58.	SharesPost 100 Fund
59.	Sound Shore Fund, Inc.
60.	Steben Alternative Investment Funds
61.	Steben Select Multi-Strategy Fund
62.	Strategy Shares
63.	The 504 Fund (f/k/a The Pennant 504 Fund)
64.	The Community Development Fund
65.	Third Avenue Trust
66.	TIFF Investment Program
67.	TrimTabs ETF Trust
68.	Turner Funds
69.	U.S. Global Investors Funds
70.	West Loop Realty Fund, Series of Investment Managers Series Trust (f/k/a Chilton Realty Income & Growth Fund)
71.	Wintergreen Fund, Inc.
72.	WisdomTree Trust

(b)          The following are the Officers and Manger of the Distributor, the Registrant’s underwriter. The Distributor’s main business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.

Name	Address	Position with Underwriter	Position with Registrant

Richard J. Berthy	Three Canal Plaza, Suite 100, Portland, ME 04101	President, Treasurer and Manager	None

Mark A. Fairbanks	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President	None

Jennifer K. DiValerio	899 Cassatt Road, 400 Berwyn Park, Suite 110, Berwyn, PA 19312	Vice President	None

Nanette K. Chern	Three Canal Plaza, Suite 100, Portland, ME 04101	Vice President and Chief Compliance Officer	None

Jennifer E. Hoopes	Three Canal Plaza, Suite 100, Portland, ME 04101	Secretary	None

(c)          Not Applicable.

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS.

All records described in Section 31 (a) of the Investment Company Act of 1940, as amended, and the rules thereunder, are maintained by the Trust’s investment adviser, Third Avenue Management LLC, 622 Third Avenue, NY, NY 10017, except for those records maintained by the Trust’s Custodian, JPMorgan Chase Bank, N.A., 383 Madison Avenue, 4th Floor, Manhattan, NY 10179, and the Trust’s Transfer Agent, Bank of New York Mellon Investment Servicing (U.S.) Inc., 760 Moore Road, King of Prussia, PA 19406-1212.

ITEM 34. MANAGEMENT SERVICES.

None.

ITEM 35. UNDERTAKINGS.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 12th day of October, 2016.

THIRD AVENUE VARIABLE SERIES TRUST

/s/ W. James Hall III

President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/s/ Martin J. Whitman*	Trustee	10/12/16
Martin J. Whitman

/s/ W. James Hall III	President, General Counsel and	10/12/16
W. James Hall III	Secretary

/s/ Vincent J. Dugan	Chief Financial Officer	10/12/16
Vincent J. Dugan

/s/ William E. Chapman, II*	Trustee	10/12/16
William E. Chapman, II

/s/ Lucinda Franks*	Trustee	10/12/16
Lucinda Franks

/s/ Edward J. Kaier*	Trustee	10/12/16
Edward J. Kaier

/s/ Eric Rakowski*	Trustee	10/12/16
Eric Rakowski

/s/ Patrick Reinkemeyer*	Trustee	10/12/16
Patrick Reinkemeyer

/s/ Charles C. Walden*	Trustee	10/12/16
Charles C. Walden

*By Vincent Dugan and W. James Hall pursuant to Power of Attorney.

EXHIBIT INDEX

Exhibit	Description

(e)	Distribution Agreement